SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*
                                  -------------

                               Cascade Corporation
                                (Name of Issuer)
                          Common Stock, par Value $.50
                         (Title of Class of Securities)

                                   147195-10-1
                                 (CUSIP Number)
                                  -------------

                               William J. Harrison
                        251 Woodlawn Road West, Unit 217
                             Guelph, Ontario N1H 8J1
                               Phone: 519-823-4545
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  -------------


                                January 27, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 147195-10-1                 13D                            Page 2 of 5
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  1  NAME OF REPORTING PERSONS

     William J. Harrison; W.J. Harrison Holdings Ltd. ("WJHHL"); 1334753 Ontario Inc.; Lift Technologies Inc. ("Lift")

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*

     N/A
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)
                                                                             [ ]
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
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NUMBER OF        7     SOLE VOTING POWER
SHARES
BENEFICIALLY           William J. Harrison-nil; WJHHL-79,000; Lift-585,000
OWNED BY       -----------------------------------------------------------------
EACH             8     SHARED VOTING POWER
REPORTING
PERSON WITH    -----------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       William J. Harrison-nil; WJHHL-79,000; Lift-585,000
               -----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     (includes 500,000 shares of Cascade Corporation Common Stock for which preferred shares of a Cascade Corporation subsidiary held by Lift Technologies may be exchanged. W.J. Harrison owns 100% of the outstanding shares of W.J. Harrison Holdings Ltd. ("Holdings"). Holdings beneficially owns a majority of the issued common shares of 1334753 Ontario Inc. ("Holdco"). Holdco beneficially owns a majority of the issued common shares of Lift Technologies Inc.
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%; determined after giving effect to the exchange of 500,000 preferred shares of a Cascade Corporation subsidiary for 500,000 shares of Cascade Corporation common stock.
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 14  TYPE OF REPORTING PERSON

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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Introduction

     This Amendment No. 3 amends the Schedule 13D and Amendments No. 1 and 2 thereto filed by W.J. Harrison ("Harrison") and W.J. Harrison Holdings, Ltd. ("WJHHL") with respect to the common stock par value $0.50 of Cascade Corporation, an Oregon corporation (the "Issuer"), to reflect:

     (i) the exchange by WJHHL of 200,000 exchangeable shares issued by a subsidiary of the Issuer for 200,000 shares of Common Stock, and the subsequent disposition of 121,000 of those 200,000 shares, as set forth below:

     (ii) the sale by Harrison of 5,000 shares of Common Stock;

     (iii) the transfer by WJHHL of 600,000 of such exchangeable shares to Lift Technologies Inc. ("Lift"), the exchange by Lift of 100,000 of such exchangeable shares for 100,000 shares of Common Stock and the subsequent sale by Lift of 15,000 shares of Common Stock.

ITEM 2, Identify and Background, is restated in its entirety as follows:

(a) This schedule is being filed jointly by the following reporting persons:
("Reporting Persons"):

     (i) Harrison, sole shareholder, president and sole director of WJHHL. Harrison's principal employment is chief executive officer of Lift;

     (ii) WJHHL, a privately held Ontario, Canada corporation, the principal business of which is to hold investments;

     (iii) 1334753 Ontario Inc. ("Holdco") of which WJHHL beneficially owns a majority of the issued common shares. Holdco is a privately held Ontario, Canada corporation the principal business of which is to hold investments;

     (iv) Lift Technologies Inc. ("Lift") of which Holdco beneficially owns a majority of the issued common shares.

(b), (c) and (f). Each of the reporting persons has a business address of 251 Woodlawn Road West, Unit 217, Guelph, Ontario N1N 8J1

(d) No events have occurred which would require reporting under this provision.

(e) No events have occurred which would require reporting under this provision.

ITEM 3, Source of Funds, is no longer applicable and is deleted in its entirety.

ITEM 4, Purpose of Transaction, is no longer applicable and is deleted in its entirety.

ITEM 5, Interest in Securities of the Issuer is amended in its entirety as follows:

     (a) Shares beneficially owned by the Reporting Persons would represent 5.5% of the Common Stock.

     (b) Voting and dispositive powers are held as follows:

         Sole Voting Power:           WJHHL - 79,000 shares of common stock
                                      Lift - 585,000 shares of
                                      common stock (assuming
                                      exchange of 500,000
                                      preferred shares for common
                                      stock)

         Shared Voting Power:         None

         Sole Dispositive Power:      WJHHL - 79,000 shares of common stock
                                      Lift - 585,000 shares of
                                      common stock (assuming
                                      exchange of 500,000
                                      preferred shares for common
                                      stock)

         Shared Dispositive Power:    None

     (c) On June 24, 2002, Harrison sold 5,000 shares of Common Stock for $15.615/share. During July, 2002, WJHHL exchanged 200,000 preferred shares for a like number of shares of Common Stock of which 121,000 were disposed of in open market transactions as follows:

Date (Y/M/D)           Number of Shares Sold            Price per Share
------------           ---------------------            ---------------
  02-08-27                    5,000                       14.500
  02-08-28                    5,000                       14.500
  02-08-29                    5,000                       14.600
  02-09-09                    5,000                       14.750
  02-09-27                    9,800                       14.006
  02-09-27                      200                       14.090
  02-09-27                   20,000                       14.033
  02-10-02                    4,500                       14.028
  02-10-03                    5,500                       14.000
  02-10-03                    2,900                       14.100
  02-10-03                    7,100                       14.100
  02-10-18                    5,000                       14.000
  02-10-18                    4,000                       14.005
  02-10-18                    1,000                       14.020
  02-10-22                    5,000                       14.000
  02-10-24                    2,000                       14.000
  02-10-24                      400                       14.000
  02-12-03                    3,400                       14.000
  02-12-03                    2,000                       14.000
  02-12-03                    1,300                       14.000
  02-12-04                    5,900                       14.000
  02-12-13                   10,000                       15.500
  03-01-22                    2,000                       16.254
  03-01-22                    4,000                       16.200
  03-01-27                    5,000                       16.000

     (d) During January of 2003 Lift exchanged 100,000 preferred shares for a like number of shares of Common Stock of which 15,000 were disposed of in open market transactions as follows:

Date (Y/M/D)           Number of Shares Sold            Price per Share
------------           ---------------------            ---------------
  03-02-11                      300                        14.55
  03-02-20                    1,100                        14.29
  03-02-21                   13,600                        14.43


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, correct and complete.

                                         Dated:  February 21, 2003

                                         /s/  William J. Harrison
                                         ------------------------
                                           William J. Harrison